CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
    Verdisys, Inc.
    The Woodlands, Texas

We hereby consent to the incorporation by reference in this Registration Statement on Form SB-2 our report dated April 2, 2004 included herein for the two years ended December 31, 2003.

We also consent to the reference to us under the heading "Experts" in such Document.

June 17, 2004

/s/ Malone and Bailey, PLLC
Malone and Bailey, PLLC
www.malone-bailey.com
Houston, Texas